February 25, 2025

VIA EDGAR

Division of Corporation Finance

Office of Energy & Transportation

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Claudia Rios

  Kevin Dougherty

Re:	China Natural Resources, Inc. (CIK: 0000793628)
Post-Effective Amendment No. 2 to Form F-1 (File No. 333-278037)

Ladies and Gentlemen:

Pursuant to Rules 460 and 461 under the Securities Act of 1933, as amended, China Natural Resources, Inc. (the “Company”) hereby respectfully requests that the effectiveness of the above-referenced Post-Effective Amendment No. 2 to Form F-1 (File No. 333-278037) be accelerated by the Securities and Exchange Commission so that it will become effective at 4:00 p.m., Eastern Time, on February 27, 2025, or as soon thereafter as practicable.

Please contact Richard J. Chang of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP at +8610 5680 3969 or rchang@gunder.com with any questions you may have. In addition, please notify Mr. Chang when this request for acceleration has been granted.

[Signature page follows]

Yours sincerely,

China Natural Resources, Inc.

By:	/s/ Youyi Zhu
Name:	Youyi Zhu
Title:	Chief Financial Officer

cc:	Richard J. Chang
Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP